SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

____________________________________________
CONSOLIDATED NATURAL GAS COMPANY             :
Pittsburgh, Pennsylvania                     :
                                             :
CNG COAL COMPANY                             :
CNG PRODUCING COMPANY                        :
CNG PIPELINE COMPANY                         :
CNG RESEARCH COMPANY                         :             MASTER
CNG POWER SERVICES CORPORATION               :           CERTIFICATE
CNG POWER COMPANY                            :               OF
CNG TRANSMISSION CORPORATION                 :          NOTIFICATION
CNG PRODUCTS AND SERVICES, INC.              :             NO. 13
CNG RETAIL SERVICES CORPORATION              :
CNG MARKET CENTER SERVICES, INC.             :
CNG FINANCIAL SERVICES, INC.                 :         TRANSACTIONS
CONSOLIDATED NATURAL GAS SERVICE             :         DURING PERIOD
  COMPANY, INC.                              :         _____________
CONSOLIDATED SYSTEM LNG COMPANY              :
HOPE GAS, INC.                               :         April 1, 1999
THE EAST OHIO GAS COMPANY                    :            through
THE PEOPLES NATURAL GAS COMPANY              :         June 30, 1999
VIRGINIA NATURAL GAS INC.                    :
                                             :
File No. 70-8667  (Part A)                   :
Also Reported at Part B                      :
File Nos. 70-7258, 70-7508, 70-7641,         :
          70-8447, 70-8577, 70-8621,         :
          70-8853 and 70-8883                :
                                             :
(Public Utility Holding Company Act of 1935) :
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

	This Master Certificate contains the Rule 24 certificates required to be filed on a periodic basis for File No. 70-8667 and various other files in order to eliminate the burden of making numerous separate individual filings. This Certificate is filed in accordance with Rule 24 under the Public Utility Holding Company Act of 1935 (the "Act"), as a notification that of the various transactions authorized under the orders issued in the proceedings identified in the above caption, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the respective Application-Declarations and the orders. The Master Certificate thus acts as a compilation of the various other certificates and incorporates all Rule 24 reporting from the other captioned proceedings.

	By Order dated March 28, 1996, HCAR No. 26500, ("Financing Order") under File No. 70-8667, the Securities and Exchange Commission ("SEC") permitted the "Omnibus Financing" Application-Declaration of Consolidated Natural Gas Company ("Consolidated" or "CNG") and its above-mentioned subsidiaries ("Subsidiaries") to become effective, thereby authorizing Consolidated and its Subsidiaries to engage in various financing and related transactions through March 31, 2001. Part A contains reporting on external and intrasystem financing of the Consolidated system as required by the Financing Order.

	Part B contains reporting required by other SEC orders in the captioned proceedings. The information is subdivided by SEC file number. Rule 52 transactions (Form U-6B-2) and any order-specific financial information
(i.e., income statements, balance sheets) are filed as exhibits to Part A and Part B, respectively, as appropriate.

PART A

EXTERNAL FINANCING BY CONSOLIDATED


File No. 70-8667:


1.	Sale of CNG Common Stock.

	There were no authorized but unissued shares of common stock issued or sold by Consolidated during the quarter. During the quarter, Consolidated issued from its authorized but unissued shares a total of 4,251 shares of common stock valued at $195,941 to satisfy share obligations of its employee benefit plans.

2.	Short Term Debt.

	During the period, Consolidated issued and sold commercial paper. The maximum amount of Consolidated's commercial paper outstanding at any time during this period was $450,903,000 principal amount, which was also the principal amount of commercial paper outstanding on June 30, 1999.

	There were no borrowings or repayments of borrowings under commercial paper backup lines of credit during the reporting period.

3.	Long Term Debt.

	No long-term debt was issued by Consolidated during the reporting period.

INTRASYSTEM FINANCING

4. Financing by Parent of Its Subsidiaries

	The stock and debt transactions described below between Consolidated and its Subsidiaries occurred under exemptions pursuant to Rule 52 and are not part of the authorizations under this file number. The proceeds of such transactions are used by the Subsidiaries in their respective businesses.


a. Sales of Capital Stock to Consolidated by Subsidiaries.


        None.


b. Long-term debt transactions occurring during the period.


   None.


c. Guarantees


From time to time Consolidated enters into guarantee agreements, primarily with respect gas or electric power purchases or delivery performances of its subsidiaries. The estimated total exposure on these guarantees as of June 30, 1999 is approximately $209.8 million. Of this amount unrelated third parties were primarily liable for approximately $36.9 million of guarantees. The guarantees expire at various dates, the latest of which is July 1, 2027.

5. Subsidiary Long-term Debt Transactions.

	There were no long-term debt transactions of Subsidiaries to be reported for the quarter.

6.  Subsidiary Stock Buy Back Transactions.

	There were no Subsidiary stock buy back transactions to be reported for the quarter. However not reported previously in a Rule 24 certificate, (i)
CNG Research Company, in June 1998, bought back 210 shares of its common stock, $10,000 par value per share, from Consolidated at a cost of $210,000, and (ii) Consolidated System LNG Company, in January 1999, bought back 740 shares of its common stock, $10,000 par value per share, from Consolidated at a cost of $7,400,000.



PART B

RULE 24 CERTIFICATES REQUIRED BY OTHER SEC ORDERS


File No. 70-7258:

	By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150), as amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (HCAR No. 25040), May 13,1991 (HCAR No. 25311), April 8, 1994 (HCAR No.
26021), and July 18, 1997 (HCAR No. 26742), the SEC permitted the application-declaration of Consolidated and subsidiaries to become effective, thereby authorizing the establishment of a Consolidated System Money Pool ("Money Pool").

	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by said orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by said application-declaration and said orders:

	During the period, the following transactions occurred:


Consolidated Natural Gas Company (In Thousands)

          Beginning                                           Ending
           Balance       Contributions     Withdrawals        Balance
       _______________  _______________  _______________  _______________

          $378,288         $318,064         $278,623         $414,729







Subsidiaries (In Thousands)

                           Beginning                                Ending
   Company                  Balance    Contributions  Withdrawals   Balance
  _________                _________   _____________  ___________ _________

The East Ohio Gas Co.     ($159,751)     $152,013      $109,527  ($117,265)
The Peoples Natural
  Gas Company               (15,152)       47,350        57,309    (25,111)
Hope Gas, Inc.              (33,053)       22,972        24,671    (34,752)
Virginia Natural Gas, Inc.  (10,894)       25,817        53,790    (38,867)
CNG Transmission Corp.       15,227        94,917        87,059     23,085
Consolidated System
    LNG Company               1,283            16            41      1,258
CNG Iroquois                  7,617            93           418      7,292
CNG Producing Company      (131,460)      103,820       159,200   (186,840)
CNG Coal Company              3,440           256            30      3,666
CNG Pipeline Co.              1,207           153           200      1,160
CNG Energy Services*          4,226         2,856         3,248      3,834
CNG Field Services Co.        8,994        16,678        26,124       (452)
CNG Power Co.                33,414         2,078         1,851     33,641
CNG Research Company             40             0             0         40
Consolidated Natural Gas
  Service Company, Inc.     (29,605)       46,970        44,437    (27,072)
CNG Power Services Corp.     (1,787)        4,460         4,086     (1,413)
CNG Retail Corp.            (23,622)       29,513        19,185    (13,294)
CNG Market Center Services       15         1,200            73      1,142
CNG Products & Services         785         1,635         2,035        385
CNG International Corp.      (2,737)        1,588         6,445     (7,594)
CNG Main Pass Gas           (25,104)          936           952    (25,120)
CNG Main Pass Oil           (12,587)          500           367    (12,454)


* Parent company balances residual from the sale of CNG Energy Services Corporation to an unaffiliated purchaser.

File No. 70-7641:

	By orders dated January 9, 1991, February 28, 1991, May 7, 1991, July 6, 1993 and September 12, 1996 (HCAR Nos. 25239, 25263, 25308, 25845 and
26571, respectively) ("Orders"), in the above-captioned proceeding, the SEC permitted the application-declaration of CNG Transmission Corporation ("Transmission") and CNG Iroquois, Inc. ("CNGI"), as amended, to become effective. The Orders authorized Transmission to provide financing to CNGI through the purchase of common stock of CNGI and/or the making of open account advances to CNGI to allow CNGI to acquire interests in Iroquois Gas Transmission, L.P. ("Iroquois"). CNGI currently has a 16% general partnership interest in Iroquois, which owns and operates an interstate natural gas pipeline extending from the Canadian border to Long Island, New York. Future financings with respect to CNGI's interest in Iroquois is expected to occur pursuant to Rule 52.

	Transmission and CNGI were also authorized by the September 12, 1996 order to provide guaranties and indemnities on behalf of CNGI and Iroquois, respectively. The current authorization for up to an aggregate of $20 million in such credit support extends to June 30, 2001. No credit support has been extended during the reporting period pursuant to the September 12, 1996 order.

As of June 30, 1999, CNGI had 2,394 shares of common stock
outstanding. CNGI's total direct investment in Iroquois (not including retained cash distributions of $9,698,000) was $28,678,000 as of June 30, 1999

 File No. 70-8447:

	By Order dated October 21, 1994, HCAR No. 26148 (the "Order"), the Securities and Exchange Commission permitted the Application-Declaration of Consolidated Natural Gas Company, et al. ("Consolidated"), to become effective, thereby authorizing Consolidated to provide its subsidiary, CNG Power Company ("CNG Power") up to $2,000,000 in financing through July 1, 2004, to be used by CNG Power to invest in its special purpose wholly-owned subsidiary, CNG Market Center Services, Inc. ("CNGMC"). (As of January 16, 1995, CNG Energy Company changed its name to CNG Power Company.) Such financing is provided by Consolidated through the purchase of CNG Power common stock, the making of open account advances or the making of long-term loans, in any combination thereof.

		CNGMC owns a 50% general partnership interest in CNG/Sabine Center, the Delaware partnership operating a market center or "super-hub" which offers services at points along the 7,400 mile pipeline system of CNG
Transmission Corporation (Consolidated's wholly-owned pipeline subsidiary).
The other 50% general partnership interest is owned by Sabine Hub Services
Company, a wholly-owned subsidiary of Texaco, Inc.

	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order.
The reporting required by the Order for the past semi-annual period is as follows:

	(i)  Financial Statements.

	The balance sheet and income statement of CNGMC for the reporting period are filed separately as Exhibit 8447A under a claim for confidential treatment pursuant to Rule 104(b).

	(ii)  Description of CNGMC Activities for the Period.

	The CNG/Sabine Center began operations on November 1, 1994. The number of customers and volumes continue to increase. The Center averaged about 1,400,000 dekatherms per day throughput during the reporting period; peak-day throughput for the reporting period is about 2,010,000 dekatherms. For this reporting period the Center's transactions consisted of about 5% parking and loaning, and 95% intra-hub or title transfer services. As of the current date, the Center has 170 customers under contract. While most of the Center's customers are natural gas marketers/traders or producers, some are local gas distribution utilities.

File No. 70-8577:

By Order dated August 28, 1995 ("Order"), HCAR No. 26363, in the above-captioned proceeding, the Securities and Exchange Commission authorized Consolidated and CNG Energy Services Corporation ("Energy Services"), a then wholly-owned subsidiary of Consolidated, to engage in the business of providing ten categories of energy-related services ("Customer Services") to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with CNG. The Order expires on December 31, 2000.

	Energy Services formed a new special-purpose subsidiary, CNG Products and Services, Inc. ("CNGP&S"), in 1995 to engage in the new business. The newly formed company was originally called "CNG Special Products and Services, Inc.", but the name was changed to CNG Products and Services, Inc. effective November 20, 1995. CNGP&S became a directly owned subsidiary of Consolidated in connection with the sale by Consolidated of Energy services on July 31, 1998 to an unaffiliated third party. See SEC order dated July 29, 1998, HCAR No. 26900.

	By order dated August 27, 1997, HCAR No. 26757, the SEC authorized CNGP&S to provide five additional categories of services, an enhanced version of an already authorized category of service, and certain incidental products and services related to the approved categories.

	This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the Order.

	Filed separately as Exhibit 8577A under a request for confidential treatment pursuant to Rule 104(b) are financial statements of CNGP&S.

1.  Description of Revenues.

	See Exhibit 8577A.

2.  State Commission Orders.

	There are no state commission orders or post-transaction audit documents relating to CNGP&S to be filed.

3.  Services Provided by Affiliates to CNGP&S.

	See Exhibit 8577A.

File No. 70-8621:

	By Order dated July 26, 1995 ("Order"), HCAR No. 26341, the Securities and Exchange Commission authorized Energy Services to acquire ownership interests with nonaffiliates in projects that involve gas related activities. This Certificate, a semi-annual report, is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the activities described below have been carried out in accordance with the terms and conditions thereof.

	Energy Services' interests acquired under the above authorization was transferred to Consolidated in connection with the sale of Energy Services on July 31, 1998 to an unaffiliated third party (see SEC order dated July
29, 1998, HCAR No. 26900), and Energy Services' authority to invest in further entities under the Order has been transferred to CNG Producing Company. Consolidated had the following investments in nonaffiliated entities authorized under the order of July 26, 1995:

		(1).  MAIN PASS GAS GATHERING SYSTEM

	Energy Services pursuant to this authorization had invested in the original general partnership, Main Pass Gas Gathering Company, which constructed a new gas gathering pipeline system in the Main Pass area of the Gulf of Mexico. On December 31, 1996, Main Pass Gas Gathering Company was merged with another general partnership, Dauphin Island Gathering Partners, which operated a nearby system. Consolidated's special-purpose subsidiary, CNG Main Pass Gas Gathering Corporation, is the "CNG partner" and holds a 13.6 percent general partnership interest in the new partnership. Other general partners are subsidiaries of PanEnergy Corporation, MCN Corporation, Coastal Corporation and Dauphin Island Gathering Company. As of June 30, 1999, Consolidated has invested $33,035,000 in CNG Main Pass Gathering Corporation.


		(2).  MAIN PASS OIL GATHERING SYSTEM

	As of June 30, 1999, Consolidated has invested $14,623,000 in a general partnership, Main Pass Oil Gathering Company, which operates a pipeline system in the Main Pass and Viosca Knoll areas to gather oil generated in conjunction with the operation of gas fields in such areas of the Gulf of Mexico. Consolidated's special-purpose subsidiary, CNG Oil Gathering Corporation, is the "CNG Partner" and holds a 33-1/3 percent general partnership interest in the partnership. Other parties are subsidiaries of PanEnergy Corporation and Amoco.

	To date, no parent guarantees have been issued, by CNG for the account of Energy Services or by Energy Services for any of its subsidiaries, for any of the investments with nonaffiliates authorized and reported in this proceeding.

File No. 70-8853:

		By Order dated August 2, 1996, HCAR No. 26551, the Commission authorized CNG to issue parent guarantees through March 31, 2001, for CNG Power Services Corporation ("Power Services") its wholly-owned subsidiary for amounts not to exceed $250 million outstanding at any time. Power Services was during the period engaged in the purchase and sale of electricity at wholesale.

	Reference is made to the disclosure under "INTRASYSTEM FINANCING"
Section 4(c) above. Of the total guarantee exposure stated there, $74.9 million relates to guarantees on behalf of Power Services.

File No. 70-8883:

	By order dated January 15, 1997, HCAR No. 26652, the SEC authorized Energy Services to invest, through December 31, 2001, up to $250 million to expand its business to market electricity and other energy commodities and to engage in fuel management and other incidental related activities. In pursuit of such activities, Energy Services was authorized to acquire interests in other entities. Such entities may be corporations, partnerships, limited liability companies, joint ventures or other types of entities in which Energy Services might have a 100% interest, a majority interest equity or debt position, or a minority equity or debt position.

	CNG Retail Services Corporation ("CNG Retail") was formed on January 30, 1997 pursuant to the order to engage in the business of selling natural gas and other products at retail. Pursuant to HCAR No. 26900, dated July 29, 1998, CNG Retail succeeded to the authorizations and reporting obligations under File No. 70-8883 subsequent to the sale of Energy
Services by CNG to an unaffiliated party.

	This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the aforesaid order.

1.  Financial Statements.

	A balance sheet and income statement for CNG Retail are filed separately as Exhibit 8883A under a request for confidential treatment pursuant to Rule 104(b).

2.  Source of Revenues.

	In view of the cessation of Energy Services as an affiliate company in the CNG system, the ratios formerly required under this heading can no longer be provided.

3.  FERC Filings.

	The transaction information contained in the attachment to the CNG Retail power marketing informational filing made with the FERC during the quarter is filed separately as Exhibit 8883B under a claim for confidential treatment pursuant to Rule 104(b).

4.  Parent Credit Support.

	There were no new parent credit support agreements entered on behalf of CNG Retail during the reporting period.

		Each respective "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized under the respective order have been consummated.

                                    CONSOLIDATED NATURAL GAS COMPANY
			 CNG COAL COMPANY
                                    CNG PRODUCING COMPANY
                                    CNG PIPELINE COMPANY
                                    CNG RESEARCH COMPANY
                                    CNG FIELD SERVICES COMPANY
                                    CNG POWER COMPANY
                                    CNG TRANSMISSION CORPORATION
                                    CNG PRODUCTS AND SERVICES, INC.
                                    CNG MARKET CENTER SERVICES, INC.
                                    CNG FINANCIAL SERVICES, INC.
                                    CONSOLIDATED NATURAL GAS SERVICE
                                      COMPANY, INC.
                                    CONSOLIDATED SYSTEM LNG COMPANY
                                    HOPE GAS, INC.
                                    THE EAST OHIO GAS COMPANY
                                    THE PEOPLES NATURAL GAS COMPANY
                                    VIRGINIA NATURAL GAS INC.



                                By  N. F. Chandler
                                    Their Attorney


Dated this 27th day
of August, 1999